Exhibit 12

ONEOK Partners, L.P.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(Unaudited)	2009		2008		2007		2006		2005
			(Thousands of dollars)

Fixed Charges, as defined
Interest on long-term debt	$207,684		$172,810		$146,046		$136,533		$90,066
Other interest	12,136		12,426		4,714		439		3
Amortization of debt discount, premium and expense	2,337		1,942		1,765		(2,294)		(2,379)
Interest on lease agreements	3,641		6,341		6,392		5,605		1,522
Total Fixed Charges	225,798		193,519		158,917		140,283		89,212
Earnings before income taxes and undistributed income of equity method investees	468,611		618,848		417,305		501,595		189,042
Earnings available for fixed charges	$694,409		$812,367		$576,222		$641,878		$278,254
Ratio of earnings to fixed charges	3.08	x	4.20	x	3.63	x	4.58	x	3.12	x

For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges and distributed income of equity investees, less interest capitalized. "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.